

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Steven Cirulis
Senior Vice President, Chief Financial Officer, Chief Strategy Officer
Potbelly Corporation
111 N. Canal Street, Suite 850
Chicago, Illinois 60606

      Re: Potbelly Corporation
          Form 10-K for the Fiscal Year Ended December 27, 2020
          Filed March 12, 2021
          File No. 001-36104

Dear Mr. Cirulis:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2020

Consolidated Financial Statements
Consolidated Statements of Operations, page 53

1.   It appears from your disclosure on page 36 that cost of goods sold consists primarily of food, beverage, and packaging costs, and is not burdened with other direct and indirect costs of producing your food and beverages. If so, please retitle this line item accordingly to better reflect what it represents.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Steven Cirulis
Potbelly Corporation
November 26, 2021
Page 2

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services